UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 21, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS SECOND QUARTER NET INCOME OF $25.7 MILLION; OR $0.70 PER SHARE;
RETURN ON AVERAGE STOCKHOLDERS’ EQUITY (“ROE”) OF 14.3%

PANAMA CITY, July 21, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter and for the six months ended June 30, 2011.

Second Quarter Business Highlights
•
Second quarter 2011 Net Income (*) amounted to $25.7 million, a $24.0 million improvement over the second quarter 2010, and a $9.4 million, or 58% increase compared to the first quarter 2011.  Net Income during the first six months 2011 reached $42.0 million, a $30.3 million, or 258%, increase compared to the same period 2010, mainly as the result of increased net interest income from the Commercial Portfolio and higher trading gains in the Investment Fund.

•
Increased Net Income resulted in a 14.3% return on the Bank’s average stockholders’ equity (“ROE”) in the second quarter 2011, and 11.9% during the first six months 2011.  As of June 30, 2011, the Bank’s Tier 1 capital ratio stood at 18.1% compared to 23.4% as of June 30, 2010, and 19.3% as of March 31, 2011.  The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

 (*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

•
Year-on-year, the Commercial Portfolio grew $1.7 billion, or 47%, and $456 million, or 10%, versus the previous quarter to reach $5.2 billion.  Second quarter 2011 credit disbursements amounted to $3.2 billion, compared to $1.6 billion in the same period 2010, and $2.3 billion in the first quarter 2011.

•
In the second quarter 2011, the Commercial Division’s net operating revenues reached $23.7 million, an increase of 21% over the same period 2010, and 5% over the first quarter 2011.  The Division’s Net Income in the second quarter 2011 totaled $13.3 million, compared to $13.9 million in the second quarter 2010, and $13.6 million in the first quarter 2011.  During the second quarter 2011, portfolio growth implied the creation of generic provisions, which grew $0.5 million, along with increased balances in the Commercial Portfolio.

•
The Treasury Division posted Net Income of $1.1 million in the second quarter 2011, compared to a Net Loss of $2.8 million in the second quarter 2010, and a Net Loss of $0.9 million in the first quarter 2011, mainly attributable to gains on the sale of securities available for sale and the positive impact of variation on valuations of hedging instruments.

•
Funding costs continued to improve as the weighted average funding cost in the second quarter 2011 stood at 1.08%, a decrease of 1 bp compared to the first quarter 2011, and a decrease of 18 bps, compared to the second quarter 2010, while during the first six months 2011, the weighted average funding cost decreased 26 bps to 1.08%, compared to the same period 2010.

•
Net interest margin stood at 1.75% in the second quarter 2011, compared to 1.67% in the second quarter 2010, and 1.72% in the first quarter 2011.  During the first six months 2011, net interest margin improved to 1.74% compared to 1.69% in the same period 2010.

•
Net interest income amounted to $23.5 million in the second quarter 2011, a $6.3 million, or 37%, increase when compared to the second quarter 2010, and $2.1 million, or 10%, increase when compared to the first quarter 2011.  During the first six months of 2011, net interest income amounted to $44.9 million, an increase of $11.4 million, or 34%, compared to $33.5 million in the same period 2010, mainly as a result of higher average interest-earning assets balances.

•
The Asset Management Unit recorded Net Income of $11.3 million in the second quarter 2011, compared to a Net Loss of $9.4 million in the same period 2010, and Net Income of $3.6 million in the first quarter 2011. The increases of $20.7 million and $7.7 million, respectively, were mainly attributable to net gains from trading activities in the Bladex Capital Growth Fund (BCGF, the Investment Fund).

•
As of June 30, 2011, the non-accrual portfolio stood at $29.0 million, a decrease of 36% compared to $45.3 million as of June 30, 2010, and the same level as of March 31, 2011.  Principal amounts past due in the entire loan portfolio remained at $1.0 million.  The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.8% as of June 30, 2011, compared to 2.7% as of June 30, 2010, and 1.9% as of March 31, 2011, while the ratio of non-accruing loans to the loan portfolio stood at 0.6%, 1.5%, and 0.7%, respectively, as of these dates.

•
The Bank’s efficiency ratio improved to 33% in the second quarter 2011, compared to 120% in the second quarter 2010, and 40% in the first quarter 2011.  The efficiency ratio during the first six months 2011 improved to 36%, compared to 82% during the first six months 2010, as revenue growth outpaced expense growth.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "I view the second quarter's results as a confirmation of the favorable trends underlying our business and the soundness of our strategy.

Among many other indicators of our solid performance, the 10% commercial portfolio growth reflects our expanding franchise and the continued strength and competiveness of Latin America's trade flows.  The record level of central bank deposits confirms the support and close relationship we maintain with our government shareholders.  Improving intermediation margins reflect our pricing power as a strategic partner to our clients.

In spite of our gradual reduction of exposure to the Fund that we had announced, our Asset Management Unit posted one of its best quarters in 4 years.

The combination of these factors resulted in the Bank achieving an ROE of 14.3%, while maintaining a strong 18.1% Tier 1 capital ratio and improving credit quality even further.

While we are satisfied with the quarter's results, we are particularly encouraged about what they say about the Bank's ability to continue to increase its profitability in a prudent, sound, and stable manner.” Mr. Rivera concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, allocated operating expenses, the reversals (provisions) for loan and off-balance sheet credit losses, and any impairment on assets.

The Commercial Portfolio includes the book value of loans, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(US$ million)	6M11	6M10	2Q11	1Q11	2Q10
Commercial Division:
Net interest income	$42.1	$32.2	$21.7	$20.4	$17.0
Non-interest operating income (1)	4.1	4.9	2.0	2.1	2.7
Net operating revenues (2)	46.2	37.1	23.7	22.5	19.7
Operating expenses	(18.5)	(13.7)	(9.8)	(8.6)	(6.7)
Net operating income (3)	27.7	23.4	13.9	13.9	13.0
Reversal (provision) for loan and off-balance sheet credit losses, net	(0.8)	4.4	(0.5)	(0.3)	0.9
Impairment of assets, net of recoveries	(0.1)	0.2	(0.1)	0.0	0.0
Net Income	$26.8	$28.0	$13.3	$13.6	$13.9

The Commercial Division’s portfolio growth continued in the second quarter, driven by demand from the Bank’s established client base of corporations and financial institutions, and the continuing business expansion into the middle-market segment.  Period-end balances reached $5.2 billion, a 10% increase from the previous quarter, and a 47% increase from the second quarter 2010.  The annual increase was mainly attributable to increased demand from the Bank´s established client base of corporations (+39%), and financial institutions (+48%), while the business expansion into the middle-market segment, though still a small portion of the portfolio (7%), grew 131%.

2Q11 vs. 1Q11
Net Income in the second quarter 2011 amounted to $13.3 million, compared to $13.6 million in the first quarter 2011.  The $1.3 million, or 6%, quarter-on-quarter increase in net interest income mainly from higher average loan portfolio balances (+8%) was mainly offset by a $1.2 million increase in operating expenses, mostly attributable to personnel expenses associated with the expansion of the Division´s front end activities, and a net increase of $0.2 million in provision for credit losses due to higher portfolio balances.

2Q11 vs. 2Q10
Net Income decreased $0.6 million compared to the second quarter 2010 despite the $4.7 million, or 28%, increase in net interest income from higher average loan portfolio balances (+50%), mainly due to the combined effects of:  (i) a $1.4 million variation in reversals (provision) for credit losses as a result of increased loan portfolio balance, (ii) a $3.1 million increase in operating expenses related to the deployment of a larger sales force and the establishment of new representative offices, most recently in Lima, Peru, and Bogotá, Colombia, and (iii) a $0.7 million decrease in non-interest operating income, mostly attributable to commissions from a decrease in the letter of credit business.

6M11 vs. 6M10
The Division’s accumulated Net Income amounted to $26.8 million, compared to $28.0 million in the same period 2010. The $1.2 million, or 4%, decrease was mainly the result of $4.4 million in reversals of provisions for credit losses that took place during the first half 2010, compared to $0.8 million in provisions in 2011.  The change in generic credit reserves due to the portfolio growth more than offset the $4.3 million, or 18%, increase in net operating income.

On an average basis, the Commercial Portfolio increased 6% in the second quarter 2011, and 47% compared to the second quarter 2010.  During the first six months 2011, the average commercial portfolio increased $1.5 billion, or 47%, compared to the same period 2010.

The Commercial Portfolio continues to be mainly short-term and trade-related in nature:  $3.7 billion, or 71%, of the commercial portfolio matures within one year. Trade financing operations represent 62% of the portfolio, while the remaining balance consists primarily of lending to banks and corporations involved in foreign trade.  Refer to Exhibit X for information relating to the Bank’s Commercial Portfolio distribution by country and Exhibit XII for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION

The Treasury Division incorporates the Bank’s liquidity management, and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

(US$ million)	6M11	6M10	2Q11	1Q11	2Q10
Treasury Division:
Net interest income	$2.5	$1.1	$1.6	$1.0	$0.6
Non-interest operating income (loss) (1)	1.0	(2.4)	1.2	(0.3)	(1.4)
Net operating revenues (2)	3.5	(1.3)	2.8	0.7	(0.8)
Operating expenses	(3.2)	(4.2)	(1.7)	(1.6)	(2.0)
Net operating income (loss) (3, 4)	0.3	(5.5)	1.1	(0.9)	(2.8)
Net Income (Loss)	$0.3	$(5.5)	$1.1	$(0.9)	$(2.8)

Liquid assets (8) stood at $351 million as of June 30, 2011, compared to $322 million as of March 31, 2011, and $593 million as of June 30, 2010, as capital markets continued to experience decreased volatility in 2011.

The Trading Portfolio stood at $23 million as of June 30, 2011, compared to $45 million as of March 31, 2011, and $51 million as of June 30, 2010 as selected positions were exited.

The Securities Available for Sale Portfolio as of June 30, 2011 amounted to $495 million, compared to $387 million as of March 31, 2011, and $457 million as of June 30, 2010.  The Available for Sale Portfolio as of June 30, 2011 consisted entirely of readily quoted Latin American securities, 75% of which were sovereign and state-owned risk in nature (refer to Exhibit XI for a per country distribution of the Treasury portfolio).

The Available for Sale Portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which improved to ($3.4) million in the second quarter 2011, compared to ($3.8) million in the first quarter 2011, and ($11.4) million in the second quarter 2010, mainly as the net result of improved valuations of the securities and/or the interest rate hedging instruments associated with the securities.

Funding costs continued to improve as the weighted average funding cost during the first six months of 2011 was 1.08%, a decrease of 26 bps, or 19% compared to the same period of 2010, while in the second quarter 2011, weighted average funding cost stood at 1.08%, relatively stable compared to the 1.09% level in the first quarter 2011, and a decrease of 18 bps, or 14%, compared to the second quarter 2010.

Period-end deposit balances stood at $2.1 billion, a new historical high, a 9% increase versus the previous quarter, and a 38% year-on-year increase.  Borrowings and securities sold under repurchase agreements increased 12% from the first quarter 2011 to $2.9 billion, a 41% year-on-year increase.

2Q11 vs. 1Q11
In the second quarter 2011, the Treasury Division posted Net Income of $1.1 million, compared to a Net Loss of $0.9 million in the first quarter 2011, a $2.0 million increase mostly driven by a $1.5 million increase in non-interest operating income mainly related to the contribution from gains on the sale of securities available for sale and the valuation of hedging instruments, along with a $0.6 million increase in net interest income mainly due to higher yields in the investment securities portfolio.

2Q11 vs. 2Q10
The Division’s quarterly Net Income of $1.1 million represents an increase of $3.9 million versus a Net Loss of $2.8 million in the second quarter 2010, primarily as a result of a $2.6 million increase in non-interest operating income mainly related to gains on the sale of securities available for sale and the positive variation impact in the valuation of hedging instruments, along with a $1.0 million increase in net interest income, mainly due to higher yields in the investment securities portfolio and lower average liquidity balances.

6M11 vs. 6M10
The Treasury Division reported Net Income of $0.3 million in the first six months 2011, compared to a $5.5 million Net Loss in the first six months 2010.  The $5.8 million increase during the period was due to the combined effects of: (i) a $3.4 million increase in non-interest operating income attributable to a positive year-on-year variation in the valuation of trading securities, and gains on the sale of securities available for sale, (ii) a $1.4 million increase in net interest income mainly due to higher yields in the investment securities portfolio and lower average liquidity balances, and (iii) a $1.0 million decrease in operating expenses.

ASSET MANAGEMENT UNIT
The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Fund primarily follows a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

The Unit’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and Net Income attributable to the redeemable non-controlling interest.

(US$ million)	6M11	6M10	2Q11	1Q11	2Q10
Asset Management Unit:
Net interest income (loss)	$0.3	$0.2	$0.2	$0.0	$(0.4)
Non-interest operating income (loss) (1)	17.9	(11.4)	13.4	4.6	(10.1)
Net operating revenues (2)	18.2	(11.2)	13.6	4.6	(10.5)
Operating expenses	(2.7)	(2.3)	(1.9)	(0.8)	(1.3)
Net operating income (loss) (3)	15.5	(13.5)	11.7	3.8	(11.8)
Net income (loss)	15.5	(13.5)	11.7	3.8	(11.8)
Net income (loss) attributable to the redeemable noncontrolling interest	0.6	(2.8)	0.4	0.2	(2.4)
Net Income (Loss)	$14.9	$(10.7)	$11.3	$3.6	$(9.4)

2Q11 vs. 1Q11
The Asset Management Unit recorded Net Income in the second quarter 2011 of $11.3 million, compared to Net Income of $3.6 million in the first quarter 2011.  The $7.7 million quarterly increase was mainly due to an $8.8 million increase in non-interest operating income attributable to net gains from trading activities in the Investment Fund, partially offset by a $1.1 million increase in operating expenses mostly associated with performance-related expenses of the Investment Fund.

2Q11 vs. 2Q10
The Unit posted Net Income of $11.3 million in the second quarter 2011, compared to a Net Loss of $9.4 million in the second quarter 2010, due to gains from investments in the Investment Fund, partially offset by net income attributable to the redeemable non-controlling interest.

6M11 vs. 6M10
During the first six months 2011, the Unit posted Net Income of $14.9 million, compared to a Net Loss of $10.7 million in the same period 2010.  The $25.6 million year-on-year positive variation was mostly attributable to a $29.3 million increase in non-interest operating income as a result of gains from investments in the Investment Fund, partially offset by a $3.4 million increase in net income attributable to the redeemable non-controlling interest.

As of June 30, 2011, the Investment Fund’s asset value totaled $154 million, compared to $161 million as of March 31, 2011, and $193 million as of June 30, 2010.  As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 96.59%, 94.64% and 78.79%, respectively, with remaining balances owned by third party investors.

As part of the Board´s decision to gradually reduce exposure to BCGF, the Bank redeemed $15 million in the first six months 2011.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M11	6M10	2Q11	1Q11	2Q10
Net Interest Income	$44.9	$33.5	$23.5	$21.4	$17.2
Net Operating Income (Loss) by Business Segment:
Commercial Division	$27.7	$23.4	$13.9	$13.9	$13.0
Treasury Division	$0.3	$(5.5)	$1.1	$(0.9)	$(2.8)
Asset Management Unit	$15.5	$(13.5)	$11.7	$3.8	$(11.8)
Net Operating Income (loss)	$43.5	$4.4	$26.7	$16.8	$(1.6)
Net income (loss)	$42.6	$9.0	$26.1	$16.5	$(0.7)
Net income (loss) attributable to the redeemable noncontrolling interest	$0.6	$(2.8)	$0.4	$0.2	$(2.4)
Net Income attributable to Bladex	$42.0	$11.8	$25.7	$16.3	$1.7

Net Income per Share (5)	$1.14	$0.32	$0.70	$0.44	$0.05
Book Value per common share (period end)	$19.73	$18.35	$19.73	$19.25	$18.35
Return on Average Equity (“ROE”)	11.9%	3.5%	14.3%	9.4%	1.0%
Operating Return on Average Equity ("Operating ROE") (6)	12.3%	1.3%	14.9%	9.7%	-1.0%
Return on Average Assets (“ROA”)	1.6%	0.6%	1.9%	1.3%	0.2%
Net Interest Margin	1.74%	1.69%	1.75%	1.72%	1.67%
Efficiency Ratio (7)	36%	82%	33%	40%	120%

Liquid Assets / Total Assets (8)	6.0%	13.5%	6.0%	6.1%	13.5%
Liquid Assets / Total Deposits	16.8%	39.4%	16.8%	16.9%	39.4%

Non-Accruing Loans to Total Loans, net	0.6%	1.5%	0.6%	0.7%	1.5%
Allowance for Credit Losses to Commercial Portfolio	1.8%	2.7%	1.8%	1.9%	2.7%

Total Assets	$5,807	$4,412	$5,807	$5,301	$4,412

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M11	6M10	2Q11	1Q11	2Q10
Net Interest Income (Loss)
Commercial Division	$42.1	$32.2	$21.7	$20.4	$17.0
Treasury Division	2.5	1.1	1.6	1.0	0.6
Asset Management Unit	0.3	0.2	0.2	0.0	(0.4)
Consolidated	$44.9	$33.5	$23.5	$21.4	$17.2

Net Interest Margin*	1.74%	1.69%	1.75%	1.72%	1.67%

* Net interest income divided by average balance of interest-earning assets.

Net interest margin stood at 1.75% in the second quarter 2011, compared to 1.72% in the first quarter 2011, and 1.67% in the second quarter 2010.

Net interest margin improved to 1.74% in the first six months 2011, compared to 1.69% in the same period of 2010.

2Q11 vs. 1Q11
In the second quarter 2011, net interest income amounted to $23.5 million, an increase of $2.1 million, or 10%, compared to $21.4 million in the first quarter 2011, which primarily reflects:

(i)
A $0.9 million increase in net interest income as the result of higher average interest-earning assets balances, primarily average loan portfolio balances (+8%), which resulted in a $2.4 million overall increase in interest income, partially offset by a $1.5 million increase in interest expense associated with an increase in average interest-bearing liabilities balances (+8%).

(ii)
A $1.1 million increase in net interest income as the result of higher average yields on interest-earning assets (+3bps) to 2.64%, while the average yield paid on interest-bearing liabilities decreased 1 bp to 1.08%.

2Q11 vs. 2Q10
Net interest income increased $6.3 million, or 37%, when compared to the second quarter 2010.  This quarterly increase primarily reflects:
(i)
Higher average interest-earning asset balances, mainly average loan portfolio balances, which increased $1.5 billion, or 50%, compared to the second quarter 2010, resulting in a $9.5 million overall increase in interest income.  Average volumes of interest-bearing liabilities increased $1.3 billion, or 39%, resulting in a $2.5 million overall increase in interest expense, the combined effects of which resulted in a $6.9 million net increase in net interest income.

(ii)
A $0.6 million decrease in net interest income as a result of lower average interest rates on the Bank’s assets and liabilities.  The average yield paid on interest-bearing liabilities decreased 18 bps to 1.08%, while the average yield on interest-earning assets decreased 1 bps to 2.64%.

6M11 vs. 6M10
During the first six months of 2011, net interest income amounted to $44.9 million, compared to $33.5 million in the same period 2010.  The $11.4 million, or 34%, increase of net interest income during the period primarily reflects:
(i)
Higher average interest-earning assets balances, primarily average loan portfolio balances (+49%), which resulted in an $18.3 million overall increase in interest income, partially offset by a $4.3 million increase in interest expense associated with an increase in average interest-bearing liabilities balances (+39%).

(ii)
Lower average interest rates on the Bank’s assets and liabilities, which resulted in a $2.6 million decrease in net interest income. The average yield paid on interest-bearing liabilities decreased 26 bps to 1.08% in 2011, while the average yield on interest-earning assets decreased 9 bps to 2.63% during the same period. Both effects were mostly attributable to lower interbank market rates.

FEES AND COMMISSIONS

(US$ million)	6M11	6M10	2Q11	1Q11	2Q10
Letters of credit	$3.7	$4.6	$1.7	$2.0	$2.5
Loan commitments	0.2	0.1	0.1	0.1	0.1
Third party investors (BAM)	0.1	0.3	0.0	0.1	0.2
Other*	0.1	0.1	0.0	0.1	0.1
Fees and Commissions, net	$4.1	$5.2	$1.9	$2.2	$2.8
* Net of commission expenses

Fees and commissions decreased to $1.9 million in the second quarter 2011, compared to $2.2 million in the previous quarter, and $2.8 million in the second quarter 2010.  The quarterly decreases of $0.3 million and $0.9 million, respectively, were mostly the result of fees from lower letters of credit business.

During the first six months 2011, fees and commissions amounted to $4.1 million, compared to $5.2 million in the six months 2010, resulting in a $1.1 million decrease in commission income, mainly from letters of credit transactions.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11
Allowance for Loan Losses:
Balance at beginning of the period	$73.9	$81.3	$68.7	$78.6	$83.4
Provisions (reversals)	8.7	(12.6)	12.8	4.8	(2.6)
Charge-offs, net of recoveries	(1.4)	(0.0)	(2.9)	(0.0)	0.0
End of period balance	$81.3	$68.7	$78.6	$83.4	$80.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$23.6	$14.0	$26.7	$13.3	$8.8
Provisions (reversals)	(9.6)	12.7	(13.3)	(4.5)	3.1
End of period balance	$14.0	$26.7	$13.3	$8.8	$11.9

Total Allowance for Credit Losses	$95.3	$95.4	$92.0	$92.2	$92.7

Allowance for loan and off-balance sheet credit losses amounted to $92.7 million as of June 30, 2011, compared to $92.2 million as of March 31, 2011, and $95.3 million as of June 30, 2010.  The $2.6 million year-on-year reduction in total allowance for credit losses was driven by lower generic reserve requirements relating to the improved risk profile in the Region and in the Bank’s portfolio.

As of June 30, 2011, the non-accrual portfolio stood at $29.0 million, the same level as of March 31, 2011, and compared to $45.3 million as of June 30, 2010.  As of June 30, 2011, principal amounts past due in the loan portfolio remained at $1.0 million.

The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.8% as of June 30, 2011, compared to 1.9% as of March 31, 2011, and 2.7% as of June 30, 2010, while the ratio of non-accruing loans to the loan portfolio stood at 0.6%, 0.7%, and 1.5%, respectively, as of these dates.

OPERATING EXPENSES

(US$ million)	6M11	6M10	2Q11	1Q11	2Q10
Salaries and other employee expenses	$14.4	$10.9	$7.6	$6.8	$5.5
Depreciation and amortization	1.2	1.3	0.6	0.6	0.6
Professional services	1.9	2.3	1.0	0.9	1.2
Maintenance and repairs	0.8	0.7	0.4	0.4	0.3
Expenses from the investment fund	1.3	0.5	1.2	0.1	0.3
Other operating expenses	4.8	4.4	2.7	2.1	2.1
Total Operating Expenses	$24.4	$20.1	$13.4	$11.0	$10.0

Quarterly Variation
Operating expenses in the second quarter 2011 totaled $13.4 million, compared to $11.0 million in the first quarter 2011 and $10.0 million in the second quarter 2010.  The quarterly increases of $2.4 million, or 22%, from the first quarter 2011, and $3.4 million, or 34%, versus the second quarter 2010, were mostly attributable to higher salary and other employee expenses associated with the Commercial Division’s business expansion in 2011, as well as performance-related expenses from the Investment Fund.

The Bank’s second quarter 2011 efficiency ratio improved to 33%, compared to 40% in the first quarter 2011, and 120% in the second quarter 2010, mostly as a result of increased net operating revenues from each of the Bank’s business segment, most significantly the Asset Management Unit.

During the second quarter 2011, the operating expenses to average assets ratio stood at 1.00%, compared to 0.89% in the previous quarter, and 0.98% in the second quarter 2010.

6M11 vs. 6M10
During the first six months 2011, operating expenses amounted to $24.4 million, compared to $20.1 million during the same period of 2010.  The $4.3 million, or 21%, increase in operating expenses during the period was primarily attributable to salary and other employee expenses associated with higher average headcount in support of the Commercial Division and risk management’s expansion planned in 2011, and by performance–related expenses from the Investment Fund.

During the first six months 2011, the Bank’s efficiency ratio improved to 36%, compared to 82% as of June 30, 2010, mainly as the result of a $43.3 million increase in net operating revenues across all business segments during the period, of which $29.4 million corresponds to the Asset Management Unit, $9.1 million from the Commercial Division and $4.8 million from the Treasury Division.

As of June 30, 2011, the Bank’s operating expenses to average assets ratio improved to 0.95%, compared to 1.02% as of June 30, 2010.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following graph illustrates the trends in Return on Average Stockholders’ Equity and Tier 1 Capital Ratio evolution for the periods indicated, showing the Bank’s progress in gradually improving ROE and prudently increasing leverage:

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	6M11	6M10	2Q11	1Q11	2Q10
Tier 1 Capital (9)	$731	$680	$731	$709	$680
Total Capital (10)	$782	$716	$782	$755	$716
Risk-Weighted Assets	$4,047	$2,899	$4,047	$3,681	$2,899
Tier 1 Capital Ratio	18.1%	23.4%	18.1%	19.3%	23.4%
Total Capital Ratio	19.3%	24.7%	19.3%	20.5%	24.7%
Stockholders’ Equity	$731	$673	$731	$709	$673
Stockholders’ Equity to Total Assets	12.6%	15.2%	12.6%	13.4%	15.2%
Other Comprehensive Income Account ("OCI")	$(3)	$(11)	$(3)	$(4)	$(11)
Leverage (times) (11)	7.9	6.6	7.9	7.5	6.6

The Bank’s equity consists entirely of issued and fully paid ordinary common stock.  As of June 30, 2011, the Bank’s Tier 1 capital ratio stood at 18.1%, compared to 19.3% as of March 31, 2011, and 23.4% as of June 30, 2010.  The annual reduction in the Bank’s Tier 1 Capital ratio was due to a $1.1 billion increase in risk-weighted assets associated with the Bank’s increased loan portfolio. The Bank’s leverage stood at 7.9x, 7.5x, and 6.6x, respectively, as of these dates.

The Bank’s common shares outstanding totaled 37.0 million as of June 30, 2011, compared to 36.7 million as of March 31, 2011, and 36.7 million as of June 30, 2010.

RECENT EVENTS

▪
Quarterly dividend payment:  During the Board of Director’s meeting held July 18, 2011, the Bank’s Board approved a quarterly common dividend of $0.20 per share corresponding to the second quarter 2011. The dividend will be paid August 9, 2011, to stockholders registered as of August 1, 2011.

▪	New Representative Office: On July 7, 2011, the Bank inaugurated a new representative office in Lima, Peru.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(9)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2011, Bladex had disbursed accumulated credits of approximately $175 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 22, 2011 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 22, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 53588479.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
20 Broad Street, 25th Floor, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2011	March 31, 2011	June 30, 2010	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$356	$328	$620	$28	9%	$(264)	(43)%
Trading assets	23	45	51	(22)	(49)	(28)	(55)
Securities available-for-sale	495	387	457	108	28	38	8
Securities held-to-maturity	34	33	13	1	3	21	162
Investment fund	154	161	193	(7)	(4)	(39)	(20)
Loans	4,778	4,385	3,100	393	9	1,678	54
Less:
Allowance for loan losses	(81)	(83)	(81)	2	(2)	0	0
Unearned income and deferred fees	(6)	(5)	(4)	(1)	20	(2)	50
Loans, net	4,690	4,297	3,015	393	9	1,675	56

Customers' liabilities under acceptances	2	3	20	(1)	(33)	(18)	(90)
Accrued interest receivable	32	28	27	4	14	5	19
Premises and equipment, net	7	6	7	1	17	0	0
Derivative financial instruments used for hedging - receivable	2	2	1	0	0	1	100
Other assets	13	11	10	2	18	3	30
TOTAL ASSETS	$5,807	$5,301	$4,412	$506	10%	$1,395	32%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$22	$35	$23	$(13)	(37)%	$(1)	(4)%
Time	2,063	1,873	1,484	190	10	579	39
Total Deposits	2,085	1,908	1,507	177	9	578	38

Trading liabilities	2	3	4	(1)	(33)	(2)	(50)
Securities sold under repurchase agreements	247	247	246	0	0	1	0
Short-term borrowings	1,105	1,153	434	(48)	(4)	671	155
Acceptances outstanding	2	3	20	(1)	(33)	(18)	(90)
Accrued interest payable	10	9	8	1	11	2	25
Borrowings and long-term debt	1,548	1,196	1,370	352	29	178	13
Derivative financial instruments used for hedging - payable	35	40	73	(5)	(13)	(38)	(52)
Reserve for losses on off-balance sheet credit risk	12	9	14	3	33	(2)	(14)
Other liabilities	26	16	24	10	63	2	8
TOTAL LIABILITIES	$5,071	$4,584	$3,699	$487	11%	$1,372	37%

Redeemable noncontrolling interest in the investment fund	5	9	41	(4)	(44)	(36)	(88)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	131	132	134	(1)	(1)	(3)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	346	328	302	18	5	44	15
Accumulated other comprehensive loss	(3)	(4)	(11)	1	(25)	8	(73)
Treasury stock	(118)	(123)	(127)	5	(4)	9	(7)

TOTAL STOCKHOLDERS' EQUITY	$731	$709	$673	$22	3%	$58	9%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,807	$5,301	$4,412	$506	10%	$1,395	32%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2011	March 31, 2011	June 30, 2010	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$35,894	$32,858	$27,697	$3,036	9%	$8,197	30%
Interest expense	(12,410)	(11,455)	(10,500)	(955)	8	(1,910)	18
NET INTEREST INCOME	23,484	21,403	17,197	2,081	10	6,287	37
Reversal (provision) for loan losses	2,587	(4,812)	(8,723)	7,399	(154)	11,310	(130)
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	26,071	16,591	8,474	9,480	57	17,597	208

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(3,075)	4,546	9,618	(7,621)	(168)	(12,693)	(132)
Fees and commissions, net	1,893	2,205	2,797	(312)	(14)	(904)	(32)
Derivative financial instrument and hedging	495	13	(340)	482	3,708	835	(246)
Impairment of assets, net of recoveries	(57)	0	0	(57)	n.m. (* )	(57)	n.m. (* )
Net gain (loss) from investment fund trading	13,314	4,499	(10,343)	8,815	196	23,657	(229)
Net loss from trading securities	(588)	(902)	(502)	314	(35)	(86)	17
Net gain on sale of securities available-for-sale	1,118	144	0	974	676	1,118	n.m. (* )
Gain (loss) on foreign currency exchange	165	366	(568)	(201)	(55)	733	(129)
Other income (expense), net	229	21	117	208	990	112	96
NET OTHER INCOME (EXPENSE)	13,494	10,892	779	2,602	24	12,715	1,632

OPERATING EXPENSES:
Salaries and other employee expenses	(7,554)	(6,821)	(5,478)	(733)	11	(2,076)	38
Depreciation and amortization	(620)	(622)	(601)	2	(0)	(19)	3
Professional services	(997)	(888)	(1,202)	(109)	12	205	(17)
Maintenance and repairs	(395)	(410)	(347)	15	(4)	(48)	14
Expenses from the investment fund	(1,164)	(113)	(278)	(1,051)	930	(886)	319
Other operating expenses	(2,674)	(2,128)	(2,126)	(546)	26	(548)	26
TOTAL OPERATING EXPENSES	(13,404)	(10,982)	(10,032)	(2,422)	22	(3,372)	34

Net Income (loss)	$26,161	$16,501	$(779)	$9,660	59	$26,940	n.m. (* )

Net Income (loss) attributable to the redeemable noncontrolling interest	421	197	(2,442)	224	114	2,863	(117)

NET INCOME ATTRIBUTABLE TO BLADEX	$25,740	$16,304	$1,663	$9,436	58%	$24,077	1,448%

PER COMMON SHARE DATA:
Basic earnings per share	0.70	0.44	0.05
Diluted earnings per share	0.69	0.44	0.05

Weighted average basic shares	36,943	36,731	36,648
Weighted average diluted shares	37,201	36,993	36,808

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.3%	0.2%
Return on average stockholders' equity	14.3%	9.4%	1.0%
Net interest margin	1.75%	1.72%	1.67%
Net interest spread	1.56%	1.52%	1.38%
Operating expenses to total average assets	1.00%	0.89%	0.98%

(*)	"n.m." means not meaningful.

EXHIBIT III
SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED
	June 30, 2011	June 30, 2010
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$44,887	$33,483
Fees and commissions, net	4,098	5,178
Reversal (provision) for loan and off-balance sheet credit losses, net	(754)	4,363
Derivative financial instrument and hedging	508	(1,294)
Impairment of assets, net of recoveries	(57)	233
Net gain (loss) from investment fund trading	17,813	(11,843)
Net loss from trading securities	(1,490)	(1,981)
Net gain on sale of securities available-for-sale	1,262	0
Gain on foreign currency exchange	531	744
Other income (expense), net	250	188
Operating expenses	(24,386)	(20,074)
Net Income	$42,662	$8,997
Net Income (loss) attributable to the redeemable noncontrolling interest	618	(2,762)
NET INCOME ATTRIBUTABLE TO BLADEX	$42,044	$11,759
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	552	521
Investment fund	154	193
Loans, net	4,690	3,015
Total assets	5,807	4,412
Deposits	2,085	1,507
Securities sold under repurchase agreements	247	246
Short-term borrowings	1,105	434
Borrowings and long-term debt	1,548	1,370
Total liabilities	5,071	3,699
Stockholders' equity	731	673

PER COMMON SHARE DATA:
Basic earnings per share	1.14	0.32
Diluted earnings per share	1.14	0.32
Book value (period average)	19.33	18.37
Book value (period end)	19.73	18.35

(In thousand):
Weighted average basic shares	36,838	36,604
Weighted average diluted shares	37,017	36,776
Basic shares period end	37,025	36,652

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.6%	0.6%
Return on average stockholders' equity	11.9%	3.5%
Net interest margin	1.74%	1.69%
Net interest spread	1.54%	1.38%
Operating expenses to total average assets	0.95%	1.02%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.6%	1.5%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.7%	2.6%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.7%	3.1%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.6%	15.2%
Tier 1 capital to risk-weighted assets	18.1%	23.4%
Total capital to risk-weighted assets	19.3%	24.7%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV
CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED,
	(A)	(B)	(A) - (B)
	June 30, 2011	June 30, 2010	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$68,752	$54,716	$14,036	26%
Interest expense	(23,865)	(21,233)	(2,632)	12
NET INTEREST INCOME	44,887	33,483	11,404	34
Provision for loan losses	(2,225)	(8,882)	6,657	(75)
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	42,662	24,601	18,061	73

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	1,471	13,245	(11,774)	(89)
Fees and commissions, net	4,098	5,178	(1,080)	(21)
Derivative financial instrument and hedging	508	(1,294)	1,802	(139)
Impairment of assets, net of recoveries	(57)	233	(290)	(124)
Net gain (loss) from investment fund trading	17,813	(11,843)	29,656	(250)
Net loss from trading securities	(1,490)	(1,981)	491	(25)
Net gain on sale of securities available-for-sale	1,262	0	1,262	n.m. (* )
Gain on foreign currency exchange	531	744	(213)	(29)
Other income (expense), net	250	188	62	33
NET OTHER INCOME (EXPENSE)	24,386	4,470	19,916	446

OPERATING EXPENSES:
Salaries and other employee expenses	(14,375)	(10,887)	(3,488)	32
Depreciation and amortization	(1,242)	(1,277)	35	(3)
Professional services	(1,885)	(2,308)	423	(18)
Maintenance and repairs	(805)	(694)	(111)	16
Expenses from the investment fund	(1,277)	(535)	(742)	139
Other operating expenses	(4,802)	(4,373)	(429)	10
TOTAL OPERATING EXPENSES	(24,386)	(20,074)	(4,312)	21

Net Income	$42,662	$8,997	$33,665	374

Net Income (loss) attributable to the redeemable noncontrolling interest	618	(2,762)	3,380	(122)

Net Income attributable to Bladex	$42,044	$11,759	$30,285	258%

(*)	"n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	June 30, 2011			March 31, 2011			June 30, 2010
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$334	$0.2	0.21%	$317	$0.2	0.23%	$468	$0.2	0.20%
Loans, net of unearned income & deferred loan fees	4,407	31.4	2.82	4,085	29.2	2.86	2,912	23.5	3.20
Non-accrual loans	29	0.6	7.75	29	0.6	8.36	48	0.8	6.45
Trading assets	29	0.4	6.15	45	0.7	6.08	51	0.8	6.13
Investment securities	427	2.7	2.53	395	1.8	1.83	464	2.0	1.70
Investment fund	154	0.6	1.53	164	0.4	0.95	198	0.4	0.73

TOTAL INTEREST EARNING ASSETS	$5,380	$35.9	2.64%	$5,036	$32.9	2.61%	$4,140	$27.7	2.65%

Non interest earning assets	42			46			45
Allowance for loan losses	(83)			(79)			(75)
Other assets	13			13			11

TOTAL ASSETS	$5,352			$5,016			$4,121

INTEREST BEARING LIABILITIES
Deposits	$1,904	$1.9	0.38%	$1,790	$1.9	0.42%	$1,395	$1.7	0.50%
Trading liabilities	2	0.0	0.00	3	0.0	0.00	4	0.0	0.00
Investment fund	0	0.0	n.m. (* )	0	0.0	n.m. (* )	0	0.3	n.m. (* )
Securities sold under repurchase agreement and Short-term borrowings	1,228	3.1	1.01	1,246	3.3	1.05	506	1.3	1.04
Borrowings and long term debt	1,417	7.4	2.07	1,165	6.3	2.15	1,380	7.1	2.04

TOTAL INTEREST BEARING LIABILITIES	$4,551	$12.4	1.08%	$4,203	$11.5	1.09%	$3,284	$10.5	1.26%

Non interest bearing liabilities and other liabilities	$74			$94			$120

TOTAL LIABILITIES	4,624			4,296			3,404

Redeemable noncontrolling interest in the investment fund	7			17			42

STOCKHOLDERS' EQUITY	721			703			675

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,352			$5,016			$4,121

NET INTEREST SPREAD			1.56%			1.52%			1.38%
NET INTEREST INCOME AND NET INTEREST MARGIN		$23.5	1.75%		$21.4	1.72%		$17.2	1.67%

(*)	"n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED,
	June 30, 2011			June 30, 2010
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$325	$0.4	0.22%	$431	$0.4	0.20%
Loans, net of unearned income & deferred loan fees	4,247	60.6	2.84	2,815	45.3	3.20
Non-accrual loans	29	1.2	8.05	49	1.9	7.56
Trading assets	37	1.1	6.11	50	1.6	6.17
Investment securities	411	4.5	2.19	461	4.0	1.72
Investment fund	159	1.0	1.23	199	1.6	1.57

TOTAL INTEREST EARNING ASSETS	$5,209	$68.8	2.63%	$4,006	$54.7	2.72%

Non interest earning assets	44			46
Allowance for loan losses	(81)			(75)
Other assets	13			11

TOTAL ASSETS	$5,185			$3,988

INTEREST BEARING LIABILITIES
Deposits	$1,847	$3.7	0.40%	$1,355	$3.9	0.58%
Trading liabilities	2	0.0	0.00	4	0.0	0.00
Investment fund	0	0.0	n.m. (* )	0	0.5	n.m. (* )
Securities sold under repurchase agreement and Short-term borrowings	1,237	6.4	1.03	403	2.3	1.13
Borrowings and long term debt	1,292	13.7	2.11	1,387	14.5	2.08

TOTAL INTEREST BEARING LIABILITIES	$4,378	$23.9	1.08%	$3,149	$21.2	1.34%

Non interest bearing liabilities and other liabilities	$84			$125

TOTAL LIABILITIES	4,461			3,274

Redeemable noncontrolling interest in the investment fund	12			41

STOCKHOLDERS' EQUITY	712			673

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,185			$3,988

NET INTEREST SPREAD			1.54%			1.38%
NET INTEREST INCOME AND NET INTEREST MARGIN		$44.9	1.74%		$33.5	1.69%

(*)	"n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/11	JUN 30/11	MAR 31/11	DEC 31/10	SEP 30/10	JUN 30/10	JUN 30/10

INCOME STATEMENT DATA:
Interest income	$68,752	$35,894	$32,858	$33,203	$31,559	$27,697	$54,716
Interest expense	(23,865)	(12,410)	(11,455)	(12,181)	(11,561)	(10,500)	(21,233)
NET INTEREST INCOME	44,887	23,484	21,403	21,022	19,998	17,197	33,483
Reversal (provision) for loan losses	(2,225)	2,587	(4,812)	(12,776)	12,567	(8,723)	(8,882)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	42,662	26,071	16,591	8,246	32,565	8,474	24,601
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	1,471	(3,075)	4,546	13,343	(12,661)	9,618	13,245
Fees and commissions, net	4,098	1,893	2,205	3,102	2,045	2,797	5,178
Derivative financial instrument and hedging	508	495	13	(117)	(36)	(340)	(1,294)
Impairment of assets, net of recoveries	(57)	(57)	0	0	0	0	233
Net gain (loss) from investment fund trading	17,813	13,314	4,499	(331)	4,179	(10,343)	(11,843)
Net loss from trading securities	(1,490)	(588)	(902)	(507)	(1,115)	(502)	(1,981)
Net gains on sale of securities available-for-sale	1,262	1,118	144	2,346	0	0	0
Gain (loss) on foreign currency exchange	531	165	366	404	722	(568)	744
Other income (expense), net	250	229	21	499	146	117	188

NET OTHER INCOME (EXPENSE)	24,386	13,494	10,892	18,739	(6,720)	779	4,470

TOTAL OPERATING EXPENSES:	(24,386)	(13,404)	(10,982)	(11,636)	(10,370)	(10,032)	(20,074)

Net Income (loss)	$42,662	$26,161	$16,501	$15,349	$15,475	$(779)	$8,997

Net Income (loss) attributable to the redeemable noncontrolling interest	618	421	197	(168)	507	(2,442)	(2,762)

NET INCOME ATTRIBUTABLE TO BLADEX	$42,044	$25,740	$16,304	$15,517	$14,968	$1,663	$11,759

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Basic earnings per share	$1.14	$0.70	$0.44	$0.42	$0.41	$0.05	$0.32
PERFORMANCE RATIOS
Return on average assets	1.6%	1.9%	1.3%	1.3%	1.3%	0.2%	0.6%
Return on average stockholders' equity	11.9%	14.3%	9.4%	8.9%	8.7%	1.0%	3.5%
Net interest margin	1.74%	1.75%	1.72%	1.70%	1.73%	1.67%	1.69%
Net interest spread	1.54%	1.56%	1.52%	1.47%	1.48%	1.38%	1.38%
Operating expenses to average assets	0.95%	1.00%	0.89%	0.94%	0.91%	0.98%	1.02%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/11	JUN 30/10	JUN 30/11	MAR 31/11	JUN 30/10

COMMERCIAL DIVISION:

Net interest income (1)	$42.1	$32.2	$21.7	$20.4	$17.0
Non-interest operating income (2)	4.1	4.9	2.0	2.1	2.7
Operating expenses (3)	(18.5)	(13.7)	(9.8)	(8.6)	(6.7)
Net operating income (4)	27.7	23.4	13.9	13.9	13.0
Reversal (provision) for loan and off-balance sheet credit losses, net	(0.8)	4.4	(0.5)	(0.3)	0.9
Impairment of assets, net of recoveries	(0.1)	0.2	(0.1)	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX	$26.8	$28.0	$13.3	$13.6	$13.9

Average interest-earning assets (5)	4,276	2,864	4,436	4,115	2,960
End-of-period interest-earning assets (5)	4,772	3,096	4,772	4,380	3,096

TREASURY DIVISION:

Net interest income (1)	$2.5	$1.1	$1.6	$1.0	$0.6
Non-interest operating income (loss)(2)	1.0	(2.4)	1.2	(0.3)	(1.4)
Operating expenses (3)	(3.2)	(4.2)	(1.7)	(1.6)	(2.0)
Net operating income (loss) (4)	0.3	(5.5)	1.1	(0.9)	(2.8)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$0.3	$(5.5)	$1.1	$(0.9)	$(2.8)

Average interest-earning assets (6)	774	942	790	757	982
End-of-period interest-earning assets (6)	908	1,140	908	793	1,140

ASSET MANAGEMENT UNIT:

Net interest income (loss) (1)	$0.3	$0.2	$0.2	$0.0	$(0.4)
Non-interest operating income (loss) (2)	17.9	(11.4)	13.4	4.6	(10.1)
Operating expenses (3)	(2.7)	(2.3)	(1.9)	(0.8)	(1.3)
Net operating income (loss) (4)	15.5	(13.5)	11.7	3.8	(11.8)
Net income (loss)	15.5	(13.5)	11.7	3.8	(11.8)
Net income (loss) attributable to the redeemable noncontrolling interest	0.6	(2.8)	0.4	0.2	(2.4)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$14.9	$(10.7)	$11.3	$3.6	$(9.4)

Average interest-earning assets (7)	159	199	154	164	198
End-of-period interest-earning assets (7)	154	193	154	161	193

CONSOLIDATED:

Net interest income (1)	$44.9	$33.5	$23.5	$21.4	$17.2
Non-interest operating income (2)	23.0	(8.9)	16.6	6.4	(8.8)
Operating expenses (3)	(24.4)	(20.2)	(13.4)	(11.0)	(10.0)
Net operating income (4)	43.5	4.4	26.7	16.8	(1.6)
Reversal (provision) for loan and off-balance sheet credit losses, net	(0.8)	4.4	(0.5)	(0.3)	0.9
Impairment of assets, net of recoveries	(0.1)	0.2	(0.1)	0.0	0.0
Net income (loss)	42.6	9.0	26.1	16.5	(0.7)
Net income (loss) attributable to the redeemable noncontrolling interest	0.6	(2.8)	0.4	0.2	(2.4)

NET INCOME ATTRIBUTABLE TO BLADEX	$42.0	$11.8	$25.7	$16.3	$1.7

Average interest-earning assets	5,209	4,006	5,380	5,036	4,140
End-of-period interest-earning assets	5,834	4,429	5,834	5,334	4,429

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3)	Operating expenses are calculated based on average credits.
(4)	Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5)	Includes loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7)	Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN11		31MAR11		30JUN10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$340	5.9	$234	4.5	$204	5.0	$106	$136
BRAZIL	1,911	33.1	1,929	36.9	1,623	39.9	(18)	288
CHILE	505	8.8	390	7.5	279	6.9	115	226
COLOMBIA	814	14.1	722	13.8	496	12.2	92	318
COSTA RICA	116	2.0	103	2.0	133	3.3	13	(17)
DOMINICAN REPUBLIC	136	2.4	142	2.7	80	2.0	(6)	56
ECUADOR	226	3.9	226	4.3	109	2.7	0	117
EL SALVADOR	17	0.3	54	1.0	34	0.8	(37)	(17)
GUATEMALA	130	2.3	93	1.8	91	2.2	37	39
HONDURAS	36	0.6	51	1.0	28	0.7	(15)	8
JAMAICA	55	1.0	38	0.7	18	0.4	17	37
MEXICO	537	9.3	501	9.6	387	9.5	36	150
PANAMA	182	3.2	124	2.4	121	3.0	58	61
PERU	278	4.8	355	6.8	244	6.0	(77)	34
TRINIDAD & TOBAGO	184	3.2	114	2.2	39	1.0	70	145
UNITED STATES	17	0.3	0	0.0	19	0.5	17	(2)
URUGUAY	123	2.1	0	0.0	3	0.1	123	120
VENEZUELA	39	0.7	72	1.4	84	2.1	(33)	(45)
MULTILATERAL ORGANIZATIONS	94	1.6	65	1.2	50	1.2	29	44
OTHER	26	0.5	12	0.2	29	0.7	14	(3)

TOTAL CREDIT PORTFOLIO (1)	$5,766	100%	$5,225	100%	$4,071	100%	$541	$1,695

UNEARNED INCOME AND COMMISSION (2)	(6)		(5)		(4)		(1)	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,760		$5,220		$4,067		$540	$1,693

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN11		31MAR11		30JUN10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$340	6.5	$234	4.9	$204	5.8	$106	$136
BRAZIL	1,813	34.8	1,826	38.4	1,496	42.2	(13)	317
CHILE	477	9.1	362	7.6	251	7.1	115	226
COLOMBIA	706	13.5	620	13.0	342	9.6	86	364
COSTA RICA	116	2.2	103	2.2	133	3.7	13	(17)
DOMINICAN REPUBLIC	134	2.6	140	2.9	75	2.1	(6)	59
ECUADOR	226	4.3	226	4.7	109	3.1	0	117
EL SALVADOR	2	0.0	39	0.8	18	0.5	(37)	(16)
GUATEMALA	119	2.3	82	1.7	80	2.3	37	39
HONDURAS	36	0.7	51	1.1	28	0.8	(15)	8
JAMAICA	55	1.1	38	0.8	18	0.5	17	37
MEXICO	455	8.7	454	9.5	329	9.3	1	126
PANAMA	102	2.0	70	1.5	77	2.2	32	25
PERU	245	4.7	317	6.7	213	6.0	(72)	32
TRINIDAD & TOBAGO	184	3.5	114	2.4	39	1.1	70	145
UNITED STATES	17	0.3	0	0.0	19	0.5	17	(2)
URUGUAY	123	2.4	0	0.0	3	0.1	123	120
VENEZUELA	39	0.7	72	1.5	84	2.4	(33)	(45)
OTHER	26	0.5	11	0.2	29	0.8	15	(3)

TOTAL COMMERCIAL PORTFOLIO (1)	$5,215	100%	$4,759	100%	$3,547	100%	$456	$1,668

UNEARNED INCOME AND COMMISSION (2)	(6)		(5)		(4)		(1)	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,209		$4,754		$3,543		$455	$1,666

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30JUN11	31MAR11	30JUN10	(A) - (B)	(A) - (C)

BRAZIL	$98	$103	$127	$(5)	$(29)
CHILE	28	28	28	0	0
COLOMBIA	108	102	154	6	(46)
DOMINICAN REPUBLIC	2	2	5	0	(3)
EL SALVADOR	15	15	16	0	(1)
GUATEMALA	11	11	11	0	0
MEXICO	82	47	58	35	24
PANAMA	80	54	44	26	36
PERU	33	38	31	(5)	2
MULTILATERAL ORGANIZATIONS	94	65	50	29	44

TOTAL TREASURY PORTOFOLIO (1)	$551	$465	$524	$86	$27

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	2QTR11	1QTR11	2QTR10	(A) - (B)	(A) - (C)

ARGENTINA	$189	$57	$60	$132	$129
BRAZIL	626	466	520	160	106
CHILE	228	111	20	117	208
COLOMBIA	481	405	264	76	217
COSTA RICA	105	79	85	26	20
DOMINICAN REPUBLIC	239	305	39	(66)	200
ECUADOR	191	197	70	(6)	121
EL SALVADOR	1	1	11	0	(10)
GUATEMALA	98	38	46	60	52
HONDURAS	26	40	19	(14)	7
JAMAICA	70	47	37	23	33
MEXICO	342	174	66	168	276
PANAMA	94	12	61	82	33
PERU	103	156	107	(53)	(4)
TRINIDAD & TOBAGO	137	71	42	66	95
UNITED STATES	40	0	19	40	21
URUGUAY	123	0	0	123	123
VENEZUELA	31	92	84	(61)	(53)
MULTILATERAL ORGANIZATIONS	51	0	0	51	51
OTHER	20	10	23	10	(3)

TOTAL CREDIT DISBURSED (1)	$3,195	$2,261	$1,572	$934	$1,623

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).